UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Advanced Merger Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00777J 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00777J 109	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS HLI Sponsor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,087,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,087,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,087,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

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CUSIP No. 00777J 109	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Irwin Gold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,087,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,087,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,087,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

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CUSIP No. 00777J 109	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Roy J. Katzovicz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,087,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,087,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,087,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

13G

CUSIP No. 00777J 109	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Advanced Merger Partners, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Saddle Point Management, L.P., 1325 Avenue of the Americas, Suite 2103, New York, NY 10019

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	HLI Sponsor, LLC

(ii)	Irwin Gold

(iii)	Roy J. Katzovicz

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is c/o Saddle Point Management, L.P., 1325 Avenue of the Americas, Suite 2103, New York, NY 10019.

Item 2(c).	Citizenship:

HLI Sponsor, LLC is a Delaware limited liability company. Irwin Gold and Roy J. Katzovicz are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

Item 2(e).	CUSIP Number:

00777J 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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CUSIP No. 00777J 109	Page 6 of 8 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

HLI Sponsor, LLC (the “Sponsor”) is the record holder of 7,087,500 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), representing approximately 19.7% of the outstanding shares of Class A Common Stock, on an as-converted basis. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333-252624 ) and have no expiration date.

The Sponsor is managed by a board of managers consisting of two managers, Irwin Gold and Saddle Point Management, L.P., of which Roy J. Katzovicz is the Chief Executive Officer. Mr. Gold and Saddle Point Management L.P. were each designated to serve as managers by the two members of the Sponsor, HLI SPAC Founder, LLC and SP SPAC Founder, LLC, respectively. Accordingly, Mr. Gold and Mr. Katzovicz share voting and dispositive power over the shares of Class B common stock held by the Reporting Person and may be deemed to beneficially own such shares.

The aggregate percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is calculated based upon 28,750,000 shares of Class A Common Stock and 7,187,500 shares of Class B common stock outstanding as of December 15, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as amended, filed with the Securities and Exchange Commission on December 15, 2021, adjusted for the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

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CUSIP No. 00777J 109	Page 7 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

13G

CUSIP No. 00777J 109	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

HLI SPONSOR, LLC

By:	/s/ Jason Simon
Name: Jason Simon
Title: Attorney-in-Fact*

/s/ Jason Simon
Jason Simon, Attorney-in-Fact for Irwin Gold*

/s/ Jason Simon
Jason Simon, Attorney-in-Fact for Roy J. Katzovicz*

*

The Powers of Attorney given by each of HLI Sponsor, LLC and Irwin Gold were previously filed as exhibits 24.1 to the Form 3s filed with the SEC by (i) Irwin Gold on March 1, 2021 and (ii) HLI Sponsor, LLC and Roy J. Katzovicz on March 2, 2021 and are each herein incorporated by reference.